United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

February 2025

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Press Release

Vale announces the list of Board nominees for the 2025-2027 term

Rio de Janeiro, February 24, 2025 – The Board of Directors of Vale S.A. (“Vale” or “Company”) has reviewed and approved today the list of nominees prepared by the Nomination and Governance Committee for the 2025-2027 term of office, as set forth below. The nominees are subject to election at the Annual General Meeting, which is expected to be held on April 30, 2025, with the convening scheduled for March 17, 2025.

Name	Independence	Board of Directors or management positions in other listed companies
Daniel André Stieler	Non-independent	-
Fernando Jorge Buso Gomes	Non-independent	▪ CEO and Investor Relations Officer of Bradespar S.A.
João Luiz Fukunaga	Non-independent	▪ President of Previ
Shunji Komai	Non-independent	-
Heloísa Belotti Bedicks	Independent	▪ Member of the Board of Directors of Grupo Mapfre
Marcelo Gasparino da Silva	Independent	▪ Member of the Board of Directors of Banco do Brasil Member of the Board of Directors of Eletrobras
Manuel Lino Silva de Sousa Oliveira (Ollie)	Independent	-
Rachel de Oliveira Maia	Independent	▪ Member of the Board of Directors of Companhia Brasileira de Distribuição - Grupo Pão de Açúcar
Reinaldo Duarte Castanheira Filho	Independent	-
Anelise Quintão Lara	Independent	▪ Member of the Board of Directors of TotalEnergies ▪ Member of the Board of Directors of Trident Energy ▪ Member of the Advisory Board of Grupo Ultra
Franklin Lee Feder	Independent	▪ Member of the Board of Directors of Prumo ▪ Member of the Board of Directors of CBA ▪ Member of the Board of Directors of AES Brasil
Wilfred Theodoor Bruijn (Bill)	Independent	-

The nominees’ profiles are attached to this press release. The Board also approved the nomination of Mr. Daniel André Stieler and Mr. Marcelo Gasparino da Silva for the positions of Chairman and Vice-Chairman of the Board of Directors, respectively.

The proposed composition for Vale's Board of Directors for the 2025-2027 term includes 62% independent members1, an average age of 58 years, an average continuous tenure of 2.7 years, a 23% renewal rate compared to the 2023-2025 term2, 23% female participation, 31% non-white participation, and 31% non-Brazilian participation.

1 Considering 13 members, of which 1 member was elected by Vale employees in February 2025, and the other 12 members will be elected at the Annual General Meeting on April 30, 2025

2 Considering the current composition of the Board of Directors, with the election of 2 (two) members on November 14, 2024.

The Nomination and Governance Committee is an advisory body to the Board of Directors responsible for identifying, selecting, and recommending candidates for the Board. In this regard, the work performed by the Nomination and Governance Committee was supported by the international consultancy Korn Ferry and conducted in compliance with Vale's Bylaws and applicable policies, which consider the best global practices in corporate governance, in line with the B3 Novo Mercado Regulations and the applicable legislation. The final report is available here.

Marcelo Feriozzi Bacci

Executive Vice President, Finance and Investor Relations

For further information, please contact:

Vale.RI@vale.com

Thiago Lofiego: thiago.lofiego@vale.com

Mariana Rocha: mariana.rocha@vale.com

Luciana Oliveti: luciana.oliveti@vale.com

Pedro Terra: pedro.terra@vale.com

Patricia Tinoco: patricia.tinoco@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

VALE

Nominees' profiles for the Board of Directors of Vale S.A. Annual Shareholders Meeting

2025

www.vale.com

Vale S.A. Board nominees' profiles
2025 Annual Shareholders Meeting

ANELISE QUINTÃO LARA

Candidate for Independent Member of the Board of Directors at Vale S.A.

Skills, knowledge and expertise:

- Oil & Gas
- Business Innovation
- Risk Management and Security
- Relevant Executive Experience
- Finance & Portfolio with Value-orientation and Performance Accountability

Main experiences:

Ms. Anelise graduated in Chemical Engineering from UFMG (1983), holds a master's degree in Oil and Gas Engineering from the Universidade Federal de Ouro Preto in Minas Gerais (1986), a PhD in Earth Sciences from the Université Pierre et Marie Curie (Paris 6), France (1994), an MBA in Strategic Management from COPPEAD - UFRJ, and a course in ESG Competent Board Program from Competent Boards, Canada (2021). She is (i) Member of the Board of Directors of TotalEnergies (since May 2023) and Member of the Strategy Committee; (ii) Member of the Board of Directors of Trident Energy (since April/2022), Member of the HSE Committee and Member of the Technical Committee; (iii) Member of the Board of Directors of Mubadala Capital DW Brasil (since March/2022); (iv) Member of the Advisory Board of the Grupo Ultra (since September/2022); (v) Member of the Board of Directors of IBP (Instituto Brasileiro de Petróleo e Gás); (vi) Chair of the Rio Oleo, Gas & Energia 2024 Conference and Exhibition; and (vii) Member of the Board of WILL (Women Leadership in Latin America).

Board of Directors at Other listed companies:

- Member of the Board of Directors at TotalEnergies
- Member of the Board of Directors at Trident Energy
- Member of the Board of Directors at Mubadala Capital DW Brasil
- Member of the Advisory Board of Grupo Ultra
- Member of the Board of Directors of IBP (Instituto Brasileiro de Petróleo e Gás)

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Vale S.A. Board nominees' profiles
2025 Annual Shareholders Meeting

DANIEL ANDRÉ STIELER

Chairman and Board Member

- Coordinator of the Nomination and Governance Committee
- Member of the Capital Allocation and Projects Committee

Time with Vale: since 2021 (4 years)

Nomination of shareholder: Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI

Skills, knowledge and expertise:

- Relevant Executive Experience
- Finance & Portfolio with Value-orientation and Performance Accountability
- Capital Markets
- Cultural Transformation & Talent Management
- Business Innovation
- ESG
- Institutional, Governmental and Regulatory Relations
- Risk Management and Security

Main experiences:

Mr. Daniel André Stieler graduated in Accounting Sciences from the Universidade Federal de Santa Maria ("UFSM") in 1989, and then he earned a postgraduate degree in Financial Administration from Fundação Getulio Vargas ("FGV") in 1998, an MBA in Auditing from FGV in 2000, and an MBA in Accounting from Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras ("FIPECAFI") in 2003. He has a Certificate by the ICSS, with an emphasis on administration, and a Certificate by the IBGC, for fiscal director. He is Chairman (since April/2023) and Member (since November/2021) of Vale's Board of Directors, Coordinator (since May/2023) and Member (since December/2022) of the Nomination and Governance Committee and Member of the Capital Allocation and Projects Committee (since May/2023). Main experiences in the last 5 years: (i) Coordinator of the Capital Allocation and Projects Committee (December/2022 to April/2023), Member (November/2021 to May/2022), and Coordinator of the Financial Committee (May/2022 to December/2022) and Member of the Nomination Committee (January/2022 to April/2022 and May/2022 to December/2022) of Vale; (ii) Member of the Fiscal Council of Braskem (since April/2024); (iii) President of Banco do Brasil Employees Pension Fund – PREVI (June/2021 to February/2023); (iv) Member of the Board of Directors of Brazilian Association of Closed Supplementary Pension Entities- ABRAPP (July/2021 to March/2023); (v) Member of the Board of Directors of Tupy S. A. (April/2022 to April/2023); (vi) Member of the Board of Directors of Alelo S.A. (April/2020 to April/2022); (vii) Member of the Board of Directors of Livelo S.A. (April/2020 to October/2021); (viii) Superintendent Officer (January/2021 to June/2021), Chairman of the Deliberative Council (July/2020 to January/2021) and Member of the Fiscal Council (June/2016 to July/2020) of Economus Social Security Institute; (ix) Member of the Deliberative Council of the Corporate University of Complementary Pension – UniAbraap (February/2021 to June/2021); (x) Statutory Controllership Officer at Banco do Brasil S.A. (July/2019 to January/2021); (xi) Member of the Fiscal Council of Eternit S.A. (March/2023 to March/2024).

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Vale S.A. Board nominees' profiles
2025 Annual Shareholders Meeting

FERNANDO JORGE BUSO GOMES

Board Member

- Member of the the Capital Allocation and Projects Committee

Time with Vale: since 2015 (10 years)

Nomination of shareholder: Bradespar S.A.

Skills, knowledge and expertise:

- Relevant Executive Experience
- Finance & Portfolio with Value Orientation and Performance Accountability
- Capital Markets
- Risk Management and Security

Main experiences:

Mr. Fernando Jorge Buso Gomes graduated with a bachelor's degree in Economic Science from *Faculdades Integradas Bennett* in 1979. He has over 40 years' experience in planning complex financial strategies, mergers and acquisitions, capital markets, relationship with shareholders and stakeholders, team training and management, performance assessment of Boards of Directors and business strategy, at both Brazilian and international companies. At Vale S.A., he is a Member of the Board of Directors (since April 2015) and Member of the Capital Allocation and Projects Committee (since December 2022) of Vale. His main professional experiences in the last 5 years include: (i) Member of the Innovation Committee (May/2023 to April/2024), Vice-Chairman of the Board of Directors (January/2017 to April/2023), Coordinator (May/2019 to April/2021) and Member (May/2021 to December/2022) of the People, Remuneration and Governance Committee, Member of the People and Remuneration Committee (December/2022 to April/2023), Coordinator of the Financial Committee (December 2019 to April 2021 and November 2021 to May 2022), Coordinator of the Sustainability Committee (November 2017 to April 2019), Member and Coordinator of the People Committee (November 2017 to April 2019) of Vale; (ii) Chief Executive Officer (since April 2015), Investor Relations Officer (since April 2015), Member of the Board of Directors (April 2022 to May 2023), Vice Chairman of the Board of Directors (April 2018 to October 2019) and Chairman of the Board of Directors (October 2019 to April 2020) of Bradespar S.A.; (iii) Investor Relations Officer of Millennium Security Holdings Corp. (since October 2015), a holding company wholly indirectly controlled by Banco Bradesco, established in early 2003, to be used as a vehicle for the acquisition of shares issued by Valepar, sold by Sweet River in 2003.

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Vale S.A. Board nominees' profiles
2025 Annual Shareholders Meeting

FRANKLIN LEE FEDER

Candidate for Independent Board Member

Skills, knowledge and expertise:

- Mining
- ESG
- Steel and Metallurgy
- Risk and Safety Management
- Relevant Executive Experience
- Cultural Transformation & Talent Management
- Finance & Portfolio with Value-orientation and Performance Accountability

Main experiences:

Mr. Franklin graduated in Business Administration from *Fundação Getúlio Vargas* in 1972, and holds an MBA in *Business* from IMD, completed in 1977. He has a solid career built in the field of strategic consulting and a long and successful career in leadership of Alcoa, where he worked for 24 years, ten of which were as CEO for the entire Latin American and Caribbean region. During his time at Alcoa, he held senior positions in the financial area and was responsible for monitoring capital projects, raising funds and defining and controlling budgets for the entire organization. He managed an asset-heavy organization, operating in several countries and sectors, with about 8,000 employees under his leadership. In the 10 years he was in the position, Alcoa significantly expanded its operations. His main professional experiences in the last 5 years include: (i) Member of the Board of Directors of Prumo (since 2019); (ii) Member of the Board of Directors of Minerals Technologies Inc. (since 2017); (iii) Member of the Board of Directors of CBA – *Companhia Brasileira de Alumínio* (since 2017); (iv) Member of the Board of Directors of AES Brasil (since 2016); (v) Member of the PACCAR Board (2018 to 2024); (vi) Chairman of the Board of InterCement (2017 to 2020); (vii) Member of the Board of Directors of WRI Brasil (2013 to 2020); (viii) Member of the Board of Directors of *Loma Negra* (2018 to 2020).

Board of Directors at other listed companies:

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Vale S.A. Board nominees' profiles
2025 Annual Shareholders Meeting

HELOÍSA BELOTTI BEDICKS

Independent Board Member

- Member of the Audit and Risk Committee
- Member of the Sustainability Committee

Time with Vale: since 2022 (3 years)

Skills, knowledge and expertise:

- Relevant Executive Experience
- Cultural Transformation & Talent Management
- Business Innovation
- ESG
- Institutional, Governmental and Regulatory Relations
- Risk and Safety Management

Main experiences:

Ms. Heloísa graduated in Economics from the *Universidade Estadual de Campinas* – Unicamp in 1983, and in Accounting Sciences from the *Pontifícia Universidade Católica* of Campinas in 1985. She holds a specialization in Corporate Governance from *Yale University*, completed in 2003, and in Board of Directors from *Chicago University*, completed in 2007, as well as a master's degree in Business Administration from *Mackenzie University*, completed in 2008. She is an independent member of the Board of Directors (since November 2024), Member of the Audit and Risk Committee (since November 2024) and Member of the Sustainability Committee (since November 2024) of Vale. Her main professional experiences in the last 5 years include: (i) Member of the Fiscal Council (April/2022 to September/2024) of Vale; (ii) Member of the Fiscal Council of TIM Brasil (since March 2024); (iii) Member of Gasmig's Audit Committee (since May 2023); (iv) Member of the Board of Directors of the MAPFRE Group (since February 2021); (v) Member of the Audit Committee of Brasilseg (since September 2020); (vi) Member of the Board of Directors and Member of Advisory Committees to the Board of the *Banco Nacional de Desenvolvimento Econômico e Social* – BNDES (April 2020 to March 2023); (vii) Member of Braskem's Fiscal Council (May 2020 to April 2022); (viii) Volunteer Member of the Fiscal Council of *Fundação Boticário* (since April 2020); (ix) Volunteer Member of the UN Global Compact Brazil Network (since June 2021); (x) Volunteer Deliberative Director of the Open Doors Mission (since November 2016); (xi) General Officer of the *Instituto Brasileiro de Governança Corporativa* – IBGC (between April 2001 and January 2020).

Board of Directors at other listed companies:

- Member of the Board of Directors of MAPFRE Group

6

Vale S.A. Board nominees' profiles
2025 Annual Shareholders Meeting

JOÃO LUIZ FUKUNAGA

Board member

- Coordinator of the People and Remuneration Committee
- Member of the Sustainability Committee

Time with Vale: since 2023 (2 years)

Nomination of shareholder: Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI

Skills, knowledge and expertise:

- Relevant Executive Experience
- Cultural Transformation & Talent Management
- ESG
- Institutional, Governmental and Regulatory Relations

Main experiences:

Mr. João Luiz Fukunaga graduated in History from the *Pontifícia Universidade Católica* – PUC-SP in 2007, and holds a master's degree in Social History from the same institution, concluded in 2009. He is a Member of Vale's Board of Directors (since May 2023), Coordinator of the People and Remuneration Committee (since May 2023) and Member of the Sustainability Committee (since May 2023). He is President of PREVI – *Banco do Brasil* Employees' Pension Fund (since February 2023), and began his career as a professor, having also worked as a researcher and carried out several academic productions in the area of education. He has been a career employee of *Banco do Brasil* since 2008. His main professional experiences in the last 5 years include: (i) Head (from 2012 to February 2023) of the Bank Employees Union of São Paulo, where he was (ii) National Coordinator of the BB Employees' Negotiation Committee; (iii) Secretary of Legal Affairs (since 2017); (iv) responsible for the Organization and Administrative Support area (from 2020 to February 2023); and (v) Union Auditor (2022 to February 2023) of the Union of Bank Employees of São Paulo.

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Vale S.A. Board nominees' profiles
2025 Annual Shareholders Meeting

OLLIE
MANUEL LINO S. DE SOUSA OLIVEIRA

Independent Board Member and Lead Independent Director (LID)

- Coordinator of the Audit and Risks Committee

Time with Vale: since 2021 (4 years)

Skills, knowledge and expertise:

- ESG
- Mining
- Capital Markets
- Business Innovation
- Risk and Safety Management
- Relevant Executive Experience
- Cultural Transformation and Talent Management
- Institutional, Government and Regulatory Relations
- Finance & Portfolio with Value-orientation and Performance Accountability

Main experiences:

Mr. Manuel Oliveira (Ollie) graduated in Accounting and Business Economics in 1973 and specialized in Accounting Theory in 1975 from the University of Natal-Durban in South Africa. He also holds specializations in chartered accountant and chartered management accountant from the Institute of Chartered Accountants in South Africa and the Institute of Chartered Management Accountants in the UK, respectively. An executive with over 45 years' experience in corporate finance and strategy, mainly in the mining sector, in companies such as Anglo American and De Beers, including experience in Brazil. He is a recognized independent director, having served on several international boards in the industrial area. He has experience in institutional relations, finance and mining. He is Lead Independent Director ('LID') of the Board of Directors (since June/2023), independent member (since May/2021) and Chair of the Audit and Risks Committee (member since December/2022, served as Chair until June 2023 and from July 2024) of Vale. His main professional experiences in the last 5 years include: (i) Member of the Capital Allocation and Projects Committee (April/2024 to November/2024), Member of the People and Remuneration Committee (May/2023 to March/2024), Coordinator of the Audit Committee (August/2021 to December/2022), Member of the Nomination and Governance Committee (December/2022 to April/2023), Member of the Nomination Committee (May/2022 to December/2022) and Member of the People, Remuneration and Governance Committee (August/2021 to May/2022) at Vale; (ii) Member (May/2022 to December/2024) and Chairman (June/2022 to December/2024) of the Board of Directors of Jubilee Metals Group PLC, a public company in the natural resources and mining sector listed on the London Stock Exchange; (iii) Senior independent member of the Board of Directors (April/2018 to March/2022) of Polymetal International PLC, a listed gold and silver mining company; (iv) Senior independent member of the Board of Directors (October/2011 to August/2021) of Antofagasta PLC, a listed natural resources and mining company; (v) Independent member of the Board of Directors (February/2020 to July/2021) of Blackrock World Mining Investment Trust PLC, a British mining investment company; and (vi) Member of the Board of Directors of Vale Base Metals (since January/2025).

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Vale S.A. Board nominees' profiles
2025 Annual Shareholders Meeting

MARCELO GASPARINO DA SILVA

Vice-Chairman and Independent Board Member

- Member of the Nomination and Governance Committee
- Member of the People and Remuneration Committee

Time with Vale: full member since 2020 (5 years)

Skills, knowledge and expertise:

- ESG
- Mining
- Oil & Gas
- Capital Markets
- Risk and Safety Management
- Relevant Executive Experience
- Cultural Transformation and Talent Management
- Institutional, Government and Regulatory Relations

Main experiences:

Mr. Marcelo Gasparino da Silva graduated in Law from the Federal University of Santa Catarina in 1995 and post-graduated in Corporate Tax Administration from the ESAG - ÚNICA Foundation in 2000. He has executive training in mergers and acquisitions at the London Business School and CEO FGV (IBE/FGV/IDE). He is a Professor at the ENA Foundation - School of Government for the certification of administrators of state-owned companies and mixed-capital companies. He has been a Certified by Experience Board Member (CCA+) by the Brazilian Institute of Corporate Governance - IBGC since 2010. Vice-Chairman (since April/2023) and Member (since April/2020) of the Board of Directors, Member of the Nomination and Governance Committee (since December/2022) and Member of the People and Remuneration Committee (since April/2024) of Vale. His main professional experiences in the last 5 years include: (i) Member of the Capital Allocation and Projects Committee (May/2023 to April/2024), Coordinator of the Sustainability Committee (May/2021 to April/2023), Member of the Nomination Committee (May/2022 to December/2022), Member of the Operational Excellence and Risks Committee (May/2021 to May/2022), Member of the Sustainability Committee (June/2020 to April/2021) and Alternate Member of the Board of Directors (August/2016 to April/2017 and May/2019 to April/2020) of Vale; (ii) Member of the Board of Directors of Banco do Brasil (since April/2023), where he is a member of the Statutory Audit Committee, the People, Remuneration and Eligibility Committee; (iii) Chairman of the Board of Directors of Eternit S.A. (April/2017 to March/2023); (iv) Member of the Board of Directors of CEMIG (April/2016 to July/2022); (v) Member of the Board of Directors (April/2020 to March/2025) and Member of the Fiscal Council (May/2019 to April/2021) of Petrobras, where he was Chair of the Statutory Health, Safety and Environment Committees, and of the Minorities Committee, as well as Member of the following statutory committees: Audit Committee of the companies in the Petrobras Conglomerate, Investment Committee and People Committee; (vi) Professor at the ENA Foundation - School of Government for certifying managers of state-owned companies and mixed-capital companies; (vii) Member of the Board of Directors of Eletrobras (December/2012 to April/2014, April/2016 to April/2017 and since August/2022), where he is also Chair of the Sustainability Committee (since June/2024) and was Vice-Chair of the Statutory Strategy, Governance and Sustainability Committee (August/2022 to June/2024); (viii) Member of the Board of Directors (April/2017 to April/2020) of Kepler Weber; (ix) Member of the Board of Directors of CASAN (April/2019 to February/2020); (x) Member of the Board of Directors of GASMIG (April/2020 to April/2021).

Board of Directors at other listed companies:

- Member of the Board of Directors of Eletrobras
- Independent Member of the Board of Directors of Banco do Brasil S.A.

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Vale S.A. Board nominees' profiles
2025 Annual Shareholders Meeting

RACHEL DE OLIVEIRA MAIA

Independent Board Member

- Coordinator of the Sustainability Committee
- Member of the Nomination and Governance Committee

Time with Vale: since 2021 (4 years)

Skills, knowledge and expertise:

- ESG
- Relevant Executive Experience
- Cultural Transformation and Talent Management
- Risk and Safety Management

Main experiences:

Ms. Rachel de Oliveira Maia graduated in Accounting Sciences from the FMU University Centre in 1996. She has general management training at the University of Victoria, Canada (2001), an MBA from Fundação Instituto de Administração (FIA) (2007), a Negotiation and Leadership course from the Executive Education Programme at Harvard Business School (2014), an MBA from Fundação Getúlio Vargas (FGV) (February 2018), an Advanced Programme for CEOs, Board Members and Presidents course at Sant' Paul SEER (2021) and in October 2024 she was awarded the title of Dr. Honoris Causa from Estácio de Sá University for her leadership, performance and commitment to promoting a significant transformation in society, inclusion, diversity and social responsibility. She has been an independent member of the Board of Directors (since May/2021), Chair of the Sustainability Committee (since May/2023) and a member of Vale's Nomination and Governance Committee (since April/2024). Her main professional experiences in the last 5 years include: (i) Member of the Audit and Risks Committee (May/2022 to April/2024), Member of the Sustainability Committee (May/2021 to April/2023) and Member of the Audit Committee (May/2022 to December/2022) at Vale; (ii) Independent member of the Board of Directors of Companhia Brasileira de Distribuição - Grupo Pão de Açúcar (since April 2024); (iii) Founder of the non-profit organisation CAPACITA-ME (since December/2018); (iv) Founder and CEO of RM Consulting, focused on ESG and Leadership (since April/2018); (v) Independent Member of the Board of Directors of Banco do Brasil (May/2021 to April/2023); (vi) Member of the Sustainability Committee of Banco do Brasil (December/2021 to June/2023); (vii) Member of the People, Remuneration and Eligibility Committee of Banco do Brasil (since August/2023); (viii) Member of the Audit Committee of Banco do Brasil (since September/2021); (ix) Chair of the Board of Directors of the UN Global Compact Brazil and Ambassador of SDG5 (gender equity) (since April/2023); (x) Independent member of the Board of Directors of CVC Corp (March/2021 to August/2023); (xi) Independent member of the Board of Directors of Grupo Soma (December/2020 to May/2022); (xii) Diversity and Inclusion Advisor at Carrefour (November/2020 to November/2021); (xiii) Member of the Women of Brazil Group (since 2020); (xiv) Member of the Economic and Social Committee of the Development Council (since 2018); (xv) Managing Consultant of SumUp (December/2020 to December/2021); (xvi) Chair of the Advisory Board of UNICEF (October/2019 to September/2021); (xvii) Member of the General Board of the Danish Consulate (April/2014 to November/2020); (xviii) Member of the Danish Chamber of Commerce (April/2014 to November/2020); and (xix) CEO of Lacoste S. A. (Brazil) (October/2018 to September/2020.

Board of Directors in other listed companies:

- Independent member of the Board of Directors of Companhia Brasileira de Distribuição – Grupo Pão de Açúcar
- Chair of the Board of Directors of the UN Global Compact Brazil and Ambassador of SDG5 (gender equity)

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Vale S.A. Board nominees' profiles
2025 Annual Shareholders Meeting

REINALDO DUARTE CASTANHEIRA FILHO

Independent Board Member

- Member of the Capital Allocation and Projects Committee
- Member of the Audit and Risks Committee

Time with Vale: since 2024 (1 year)

Skills, knowledge and expertise:

- Mining
- Commercial and Trading
- Steel and Metallurgy
- Risk and Safety Management
- Institutional, Government and Regulatory Relations
- Finance & Portfolio with Value-orientation and Performance Accountability

Main experiences:

Mr. Reinaldo graduated in Economics from the Pontifícia Universidade Católica of Minas Gerais in 1992. He is an independent Member of the Board of Directors (since November/2024), Member of the Capital Allocation and Projects Committee (since November/2024) and Member of the Audit and Risks Committee (since November/2024) of Vale. His main professional experiences in the last 5 years include: (i) Managing Partner of Heritage Holding (since March/2013), a consultancy, advisory and manager of proprietary resources for investment; and (ii) Independent Member of the Mining Committee of Grupo Maringá (since March/2022), a company operating in the sugar-energy and steel sectors.

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Vale S.A. Board nominees' profiles
2025 Annual Shareholders Meeting

SHUNJI KOMAI

Board Member

- Member of the Capital Allocation and Projects Committee
- Member of the People and Remuneration Committee

Time with Vale: since 2023 (2 years)

Nomination of shareholder: Mitsui & CO., LTD

Skills, knowledge and expertise:

- Mining
- Commercial & Trading
- Global Chain Logistics
- Experience in the Business Environment in Asia Ásia

Main experiences:

Mr. Shunji graduated in Arts – Foreign Languages from Dokkyo University in Japan in 1994. He has been a Member of the Board of Directors (since May/2023), a Member of the People and Remuneration Committee (since May/2023) and a Member of the Capital Allocation and Projects Committee (since April/2024) at Vale. His main professional experiences in the last 5 years include: (i) Member of the Innovation Committee (May/2023 to April/2024) at Vale; (ii) Senior Director Vale business (since February/2023), Deputy General Manager, new metals and aluminium (July/2021 to October/2021) and General Manager, Brazil business department, Iron Ore Division (April/2017 to August/2020) at Mitsui & CO. LTD; (iii) Vice President of Mitsui & CO. (Brasil) S.A. (since February/2023); and (iv) CEO and President of Mitsui & CO. Mineral Resources Development (Asia) (November/2021 to January/2023)..

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Vale S.A. Board nominees' profiles
2025 Annual Shareholders Meeting

BILL
WILFRED THEODOOR BRUIJN

Candidate for Independent Board Member

Skills, knowledge and expertise:

- Mining
- ESG
- Business Innovation
- Relevant Executive Experience
- Cultural Transformation and Talent Management
- Finance & Portfolio with Value-orientation and Performance Accountability

Main experiences:

Mr. Wilfred (Bill) graduated in Mathematics from Manhattanville University in 1985 and holds an MBA from IBMEC – Instituto Brasileiro de Mercado de Capitais, completed in 1992. He has extensive experience in the mining sector and in C-Level positions. In the first 20 years of his career he worked in financial positions, reaching the position of CFO of Minerações Brasileiras Reunidas (MBR). He also served as CEO of Mineração Usiminas (MUSA) from 2009 to 2018, and as Director of Iron Ore Expansion Projects at Vale S.A. from 2007 to 2009, coordinating a team responsible for the implementation of several capital projects in various regions of Brazil, with a portfolio in excess of US$ 5 billion. He was part of the integration team for Vale's acquisition of MBR. His main professional experiences in the last 5 years include: (i) Honorary Consul of the Kingdom of the Netherlands for the State of Minas Gerais (2016 to 2024); (ii) President (2022 to 2023) and Member of the Board of Directors (2015 to 2023) of IBRAM (Brazilian Mining Institute); (iii) Chairman of the Board of Directors of Ferroport (2019 to 2023); and (iv) CEO of Anglo American Brasil (2019 to 2023).

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: February 24, 2025		Director of Investor Relations